300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

April 15, 2014

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Mary Beth Breslin

Gary Newberry

Kevin Vaughn

Re:	SunEdison Semiconductor Pte. Ltd.

Amendment No. 5 to Registration Statement on Form S-1

Filed April 15, 2014

File No. 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor Pte. Ltd., a Singapore private limited company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated April 11, 2014, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the SEC on March 21, 2014. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

April 15, 2014

Combined Statements of Equity, page F-7

1.	We note the net transfers to and from SunEdison. Please explain to us the reasons for these changes and how the amounts here correspond with amounts reflected in your statements of cash flows

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the net transfers to and from SunEdison (or Parent) in the combined statements of equity represent a combination of cash and non-cash transactions of affiliate balances between the Company and SunEdison. These transactions are reflected in the combined statements of equity to reconcile net (loss) income to the net Parent investment account in the combined balance sheets. The net transfers to and from SunEdison are reflected in the combined statements of cash flows as cash flows from financing transactions in the line item “Net Parent investment.”

In 2011, the $(20.9) million difference between the $(29.7) million net transfers to SunEdison reported in the combined statements of equity and the $(50.6) million net Parent investment change reported in the combined statements of cash flows represents the portion of SunEdison expenses allocated to the Company that were paid for by SunEdison. As discussed on pages F-8 and F-9 of the Prospectus, certain SunEdison expenses have been allocated to the Company, and those allocated expenses that were paid for by SunEdison were reflected as non-cash contributions to the Company. The non-cash contributions increased the net Parent investment account in the combined statements of equity but had no impact on cash flows from financing activities. Similarly, in 2012, the $(14.4) million difference between the $169.0 million net transfers from SunEdison reported in the combined statements of equity and the $154.6 million net Parent investment change reported in the combined statements of cash flows represents the portion of SunEdison expenses allocated to the Company that were paid for by SunEdison. The non-cash contributions increased the net Parent investment account in the combined statements of equity but had no impact on cash flows from financing activities.

In 2013, the $39.4 million difference between the $(35.4) million net transfers to SunEdison reported in the combined statements of equity and the $4.0 million net Parent investment change reported in the combined statements of cash flows represent the following (in millions):

$81.7	(a)
(36.6	)(b)
(5.7	)(c)

$39.4

Securities and Exchange Commission

April 15, 2014

(a)	Represents $81.7 million for a non-cash settlement of an intercompany note. In 2013, the Company settled an intercompany note receivable from SunEdison which is treated as a capital contribution. This non-cash transaction was reflected as a reduction of net Parent investment in the combined statements of equity but has no impact on cash flows from financing activities. As disclosed on page F-38 of the Prospectus, the Company settled approximately $82.0 million of affiliate note receivables due from a SunEdison subsidiary through a reduction of net Parent investment by reducing SunEdison’s investment in us. These settlements of affiliate balances are non-cash transactions that are excluded from the combined statements of cash flows.

(b)	Represents $36.6 million of the portion of SunEdison expenses allocated to the Company that were paid for by SunEdison. The non-cash contributions increased the net Parent investment account in the combined statements of equity but had no impact on cash flows from financing activities.

(c)	Represents $5.7 million of fixed asset contributions by SunEdison to us.

* * * * * *

Price Range

The Company advises the Staff that the Amendment reflects the completion of the previously blank pro forma and certain other information based on an expected initial public offering price range of $14.00 to $16.00 per share and 6,700,000 ordinary shares being offered in the offering. The Company confirms that prior to distributing the preliminary prospectus to potential investors, the Company will complete the other information left blank in the Amendment, including the price range on the cover of the Prospectus, that is not permitted to be excluded pursuant to Rule 430A promulgated under the Securities Act

Recent Developments

In addition, the Company advises the Staff that it intends to include in the preliminary prospectus that is distributed to potential investors beginning on April 21, 2014 a “Recent Developments” section in form and substance substantially similar to the following. While the Company included a form of this disclosure in the Amendment filed concurrently with this letter, the Company did not include the numbers set forth in the below disclosure because the numbers in this draft disclosure are preliminary and the disclosure includes material nonpublic information concerning SunEdison, Inc., the Company’s parent company (which is also a public company).

Securities and Exchange Commission

April 15, 2014

Preliminary Estimated Unaudited Financial Results for the Three Months Ended March 31, 2014

Our preliminary estimated unaudited financial results for the three months ended March 31, 2014 based on currently available information are set forth below. We have provided ranges, rather than specific amounts, for the financial results for the three months ended March 31, 2014 primarily because our financial closing procedures for this period are not yet complete. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to publicly update or revise the estimates set forth in this prospectus as a result of new information, future events or otherwise, except as otherwise required by law. These estimates may differ from actual results. Actual results remain subject to the completion of a final review by our management and audit committee. During the course of the preparation of the financial statements and related notes and our final review, additional items that would require material adjustments to the preliminary financial information presented below may be identified. Therefore, you should not place undue reliance upon these preliminary financial results. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,’’ ‘‘Risk Factors—Risks Related to Our Business’’ and ‘‘Cautionary Statement Concerning Forward-Looking Statements.’’

The preliminary estimated unaudited financial results set forth below should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. These estimates were prepared by our management and are based upon a number of assumptions and have not been audited, reviewed or compiled by our independent registered public accounting firm. In addition, these preliminary estimates for the three months ended March 31, 2014 are not necessarily indicative of the results to be achieved in any future period. Our combined financial statements and related notes as of and for the three months ended March 31, 2014 are not expected to be filed with the SEC until after this offering is completed.

For the three months ended March 31, 2014, we expect to report combined net sales in the range of $204.0 million to $208.0 million as compared to $232.4 million for the three months ended March 31, 2013. Net sales decreased for the three months ended March 31, 2014 compared to the same period in the prior year primarily due to lower pricing and a marginal decrease in volumes. Average selling prices decreased approximately 7% compared to the same period in the prior year due to a competitive market environment.

Securities and Exchange Commission

April 15, 2014

We expect to report an operating loss in the range of $17.0 million to $14.0 million for the three months ended March 31, 2014 as compared to an operating loss of $4.8 million for the three months ended March 31, 2013. We expect to report net loss attributable to SSL in the range of $16.3 million to $13.3 million for the three months ended March 31, 2014 as compared to a net loss attributable to SSL of $10.5 million for the three months ended March 31, 2013. Our financial results in the current period were driven primarily by the decrease in net sales discussed above. Our unit costs for the first quarter of 2014 were lower as compared to the prior year period due to lower raw materials costs and operating efficiencies gained through continued equipment productivity. Our operating expenses for the three months ended March 31, 2014 as compared to the prior year period were relatively consistent.

Operating (loss) income was positively impacted for the three months ended March 31, 2014 primarily due to a $7.2 million favorable settlement of a polysilicon supply agreement executed in 2013 with a subsidiary of SunEdison which offset approximately $4.0 million of restructuring expenses related to our plan to consolidate our semiconductor crystal operations that was announced on February 7, 2014.

We expect Adjusted EBITDA to be in a range of $14.5 million to $19.3 million for the three months ended March 31, 2014 as compared to Adjusted EBITDA of $26.6 million for the three months ended March 31, 2013.

The following table presents a reconciliation from our expected net (loss) income attributable to SSL to our expected Adjusted EBITDA for the three months ended March 31, 2014 and 2013. Net (loss) income attributable to SSL is the most directly comparable financial measure presented in accordance with GAAP and has been estimated based on our preliminary operating results. For a discussion of Adjusted EBITDA, including the definition of Adjusted EBITDA and a reconciliation from net (loss) income attributable to SSL to Adjusted EBITDA for the fiscal years ended December 31, 2013, 2012 and 2011, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Adjusted EBITDA.”

Securities and Exchange Commission

April 15, 2014

	For the Three Months Ended March 31,
	2014			2013
	(unaudited)			(unaudited)
	(in millions)
Net (loss) income attributable to SSL	$(13.3)	—	$(16.3)	$(10.5)
Add:
Interest expense, net	0.1	—	0.1	(0.4)
Income tax expense	4.0	—	3.6	9.1
Depreciation and amortization	31.0	—	29.0	29.3
Restructuring (reversals) charges	(4.8)	—	(4.2)	(4.3)
Gain on receipt of property, plant and equipment	—	—	—	—
Long-lived asset impairment charges	—	—	—	—
Stock compensation expense	2.3	—	2.3	3.4

Adjusted EBITDA	$19.3	—	$14.5	$26.6

* * * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

Dennis M. Myers

cc:	Martin Truong

    SunEdison, Inc.

Sally Townsley

    SunEdison Semiconductor Pte. Ltd.